FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 11, 2005

Commission File Number: 001-32328

MECHEL OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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MECHEL REPORTS ITS OPERATIONAL RESULTS FOR THE NINE MONTHS OF 2005

Moscow, Russia — October, 2005 — Mechel OAO (NYSE: MTL), one of the leading vertically-integrated mining and metals companies, announced today its operational results for the nine months of 2005.

Product	Nine months of 2005, thousand tonnes	Nine months of 2005 as compared to nine months of 2004,%
Coal	11,670	+ 2
Coking Coal	6,472	- 5
Steam Coal	5,198	+ 11
Iron Ore Concentrate	3,374	+ 20
Nickel	9	- 8
Coke	1,963	- 11
Pig Iron	2,475	- 10
Steel	4,420	- 3
Rolled Products	3,450	+ 3
Semi-Finished Products	1,362	+ 27
Long Products	1,876	- 7
Flat Products	212	- 21
Forgings	63	- 15
Stampings	77	+ 82
Hardware	441	+ 4

Mechel’s Chief Executive Officer Vladimir Iorich commented operational results for the first nine months of 2005: “The negative trends we witnessed in major mining and steel markets in the second quarter continued to affect our nine-month production. The slowdown in the coking coal market, caused by a decrease in the output of a number of Russian coal consumers, prompted our shift to increasing steam coal production. In the steel segment, we maintained our rolled product output by optimizing usage ratios, while reducing raw steel, pig iron, and coke output. We will continue to further improve usage ratios by putting our new continuous casting facilities into operation. At the same time we see positive market trends starting in September, as mining and steel products output has begun to pick up, and expect to fully restore production levels across both segments in response to growing demand.”

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Mechel OAO

Irina Ostryakova

Director of Communications

Phone: 7-095-258-18-28

Fax:     7-095-258-18-38

irina.ostryakova@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:          Vladimir Iorich

Name:     Vladimir Iorich

Title:       CEO

Date:   November 11, 2005